[BANK OF COMMERCE HOLDINGS LETTERHEAD]
March 19, 2010
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4720
Washington, D.C. 20549
Attn: Justin Dobbie

Re:	Bank of Commerce Holdings Registration Statement on Form S-1 No.333-164863
Ladies and Gentlemen:
     Pursuant to Rule 461 of the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of Bank of Commerce Holdings’ Registration Statement on Form S-1, No. 333-164863, to 2:00 p.m. Eastern Time on March 23, 2010. In connection with this request, Bank of Commerce Holdings acknowledges the following:
     1. Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
     2. The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Bank of Commerce Holdings from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
     3. Bank of Commerce Holdings may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions or comments, please contact the undersigned at (530) 722-3952 or Bruce Dravis, counsel for Bank of Commerce Holdings, at (916) 541-5858.
Sincerely,

/s/ Samuel D. Jimenez
Samuel D. Jimenez
Chief Financial Officer
1951 Churn Creek Road
Redding, California 96002
(530) 722-3952
Fax: (530) 722-3946
samj@reddingbankofcommerce.com